UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

As previously disclosed, on August 25, 2025, the Company, held its extraordinary general meeting, at which the Company’s shareholders approved by ordinary resolution authorizing the board of directors of the Company (the “Board”) to conduct a share consolidation of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion. That authorization permits the Board to effect one or more share consolidations at any one time or multiple times during the two-year period following the extraordinary general meeting, provided that the cumulative consolidation ratio for all such share consolidations does not exceed 1-for-4,000. The Company’s shareholders also approved, by special resolution, that an amended and restated memorandum of association reflecting such reverse split upon its relevant effective date be approved.

On July 13, 2026, the Board determined and approved a share consolidation at a ratio of one-for-five (the “Consolidation”) and established an effective date of July 30, 2026.

Reason for the Consolidation

The objective of the Consolidation is to increase the per-share trading price of the Company’s Class A Ordinary Shares and provide the Company with greater flexibility to support the continued listing and marketability of its securities.

Effects of the Consolidation

Effective Date; Symbol; CUSIP Number. The Consolidation will become effective on July 30, 2026, and will be reflected with the NASDAQ Capital Market and in the marketplace at the open of business on July 30, 2026 (the “Effective Date”), whereupon the Class A ordinary shares will begin trading on a split-adjusted basis. In connection with the Consolidation, the Company’s Class A ordinary shares continue to trade on the NASDAQ Capital Market under the symbol “YAAS” but trade under a new CUSIP Number, G9876W138.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s Class A ordinary shares held by each shareholder will be converted automatically into the number of whole Class A ordinary shares equal to (i) the number of issued and outstanding Class A ordinary shares held by such shareholder immediately prior to the Consolidation, divided by (ii) 5.

No fractional ordinary shares will be issued to any shareholders in connection with the Consolidation. The total number of Class A ordinary shares to be received by each shareholder will be rounded up to the next whole Class A ordinary share that would have resulted from the Consolidation.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the Consolidation becomes effective, the Company’s authorized share capital will be amended such that the 204,750,000 authorized Class A Ordinary Shares with a par value of US$0.008 per share to 40,950,000 authorized Class A Ordinary Shares with a par value of US$0.04 per share. Class B Ordinary Shares remain unaffected by the Consolidation.

Capitalization. As of July 20, 2026, there were 33,846,647 Class A ordinary shares outstanding. As a result of the Consolidation, there will be approximately 6,769,330 Class A ordinary shares outstanding (subject to adjustment due to the effect of rounding fractional shares up into whole shares). There were 8,945,307 Class B ordinary shares outstanding as of July 20, 2026, which are not affected by the Consolidation. The number of Class A ordinary shares issuable upon exercise of the Company’s outstanding warrants and equity awards, and the applicable exercise prices, will be proportionately adjusted in accordance with their respective terms.

Exhibit Index:

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: July 27, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer